Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              October 27, 2014

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period March 1, 2014 through August 31, 2014 (and current)

Item 7:

New Funds
•	GMO Special Opportunities Fund, effective July 28, 2014
•	GMO Benchmark-Free Bond Fund, effective September 4, 2014

Fund Terminations
•	GMO Currency Hedged International Equity Fund, effective June 3, 2014
•	GMO Asset Allocation International Bond Fund, effective September 4, 2014
•	GMO Special Situations Fund, effective September 4, 2014
•	GMO Strategic Fixed Income Fund, effective September 4, 2014

Fund Name Changes:
•	GMO Alternative Asset Opportunity Fund to GMO Systematic Global Macro Opportunity Fund, effective June 25, 2014
•	GMO US Core Equity Fund to GMO US Equity Allocation Fund, effective June 30, 2014

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately 0.05% of the Fund’s total net assets as of August 31, 2014.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for then performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued using a broker quote and adjusted by a discount for liquidity considerations, represented 1.2% of the net assets of the Fund as of August 31, 2014.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.

Item 77Q1:  Exhibits
Attached are Amendments No 14, 15 and 16 to GMO Trust, Amended and Restated Agreement and Declaration of Trust for certain new funds, fund terminations and fund name changes.